

Mail Stop 4720

April 10, 2018

Anne Lawson
Chief Financial Officer
Nicolet Bankshares, Inc.
111 North Washington Street
Green Bay, WI 54301

> **Re:** **Nicolet Bankshares, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 6, 2018**
> **File No. 333-224168**

Dear Ms. Lawson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Erin Purnell, Staff Attorney, at (202) 551-3454 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Acting Assistant Director
Office of Financial Services

cc: Robert D. Klingler, Esq.